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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                                (Amendment No. )



                            Protosource Corporation

                                (Name of Issuer)



                           Common Stock, No par value

                         (Title of Class of Securities)



                                  743958-40-7

                                 (CUSIP Number)



                               February l5, 2001

            (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [ ]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [ ]  Rule 13d-1(d)
----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act")or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 743958-40-7


1)       Name of Reporting Persons
         I.R.S. Identification Nos. Of above Persons (Entities Only)

         Peter J. Pappas


2.       Check the Appropriate Box If a Member of a Group (See Instructions)
                                                    (a) [X]
                                                    (b) [ ]


3.       SEC USE ONLY




4.       Citizenship or Place of Organization

         U.S.

Number                                  5.    Sole Voting Power
                                              463,210
Of Shares Beneficially Owned by
                                        6.    Shared Voting Power
Each                                          20,000

Reporting                               7.    Sole Dispositive Power
                                              463,210
Person with
                                        8.    Shared Dispositive Power
                                              20,000


9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         483,210


10.      Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                          [_]


11.      Percent of Class Represented by Amount in Row (9)

         11.1%


12.      Type of Reporting Person

         IN

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Item 1(a).        Name of Issuer:

                  Protosource Corporation (the "Issuer")


Item 1(b).        Address of Issuer's Principal Executive Offices:

                  2300 Tulare Street, Suite 210
                  Fresno, California  93721


Item 2(a).        Name of Persons Filing:

                  Peter J. Pappas


Item 2(b).        Address of Principal Business Office, or if None, Residence:

                  42 Sabine Road
                  Syosset, New York  11791


Item 2(c).        Citizenship:

                  U.S.


Item 2(d).        Title of Class of Securities:

                  Common Stock


Item 2(e).        CUSIP Number:

                  743958-40-7


Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), Check Whether the Person Filing is a:

         (a)      [_]  Broker or dealer registered under Section 15 of the
                       Exchange Act.

         (b)      [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

         (c)      [_]  Insurance company as defined in Section 3(a)(19) of the
                       Exchange Act.

         (d)      [_]  Investment company registered under Section 8 of the
                       Investment Company Act.

         (e)      [_]  An investment adviser in accordance with
                       Rule 13d-1(b)(1)(ii)(E);

         (f)      [_]  An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g)      [_]  A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

         (h)      [_]  A savings association as defined in Section 3(b) of the
                       Federal Deposit Insurance Act;

         (i)      [_]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

         (j)      [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


         If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

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Item 4.  Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

         (a)      Amount beneficially owned:
                  483,210

         (b)      Percent of class:
                  11.1%

         (c)      Number of shares as to which such person has:

                  (i) Sole power to vote or to direct the vote: Mr. Pappas has sole voting power over 463,210 shares of Common Stock (1). In addition, Mr. Pappas and his wife Catherine Pappas, own jointly 20,000 shares of Common Stock.

                  (ii) Shared power to vote or to direct the vote: Mr. Pappas and his wife, Catherine Pappas, together have shared power to vote 20,000 shares of Common Stock which they own jointly.

                  (iii) Sole power to dispose or to direct the disposition of: Mr. Pappas has sole dispositive power over 463,210 shares of Common Stock (1). In addition, Mr. and Mrs. Pappas own jointly 20,000 shares of Common Stock.

                  (iv) Shared power to dispose or to direct the disposition of: Mr. and Mrs. Pappas have shared power to dispose of 20,000 shares of Common Stock, which they own jointly.

                           (1) Includes 149,070 shares which are issuable upon exercise of Class B Common Stock Purchase Warrants (the "Warrants"). These Warrants are exercisable at $2.925 per share, and expire on February l4, 2006. Mrs. Pappas is the wife of Mr. Pappas. Pursuant to Rule 13d-4 under the Act, Mrs. Pappas has disclaimed beneficial ownership of all 463,210 shares, which are beneficially owned by Mr Pappas.

Item 5.  Ownership of Five Percent or Less of a Class

                  If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the Class of Securities, check the following [ ].


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

                  Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                  Not Applicable

Item 8.  Identification and Classification of Members of the Group.

                  Not Applicable

Item 9.  Notice of Dissolution of Group.

                  Not Applicable

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Item 10. Certifications.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             May __, 2001


                                             -----------------------------------
                                             Peter J. Pappas



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).